Exhibit 12

LifeCare Holdings, Inc.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Predecessor Periods						Successor Period	Pro Forma Predecessor and Successor Combined Period from January 1 through December 31, 2005
	Year Ended December 31,					Period from January 1 through August 10, 2005	Period from August 11 through December 31, 2005
	2001		2002	2003	2004
Earnings adjusted for fixed charges:
Pre-tax income (loss) from continuing operations	$2,135		$6,073	$21,924	$56,191	$(18,327)	$(71,144)	$(49,706)
Add
Fixed charges	13,701		14,269	14,989	13,746	8,041	16,166	37,086
Less
Preferred stock dividend requirements (A)	(4,948)		(4,151)	(4,485)	(4,477)	(2,430)	—	—

Pre-tax income (loss) from continuing operations before fixed charges and less preferred stock dividend requirements of consolidated subsidiaries	10,888		16,191	32,428	65,460	(12,716)	(54,978)	(12,620)

Fixed charges:
Interest expense	3,432		4,040	4,252	3,550	1,918	13,990	31,217
Interest portion of rent expense	5,321		6,078	6,252	5,719	3,693	2,176	5,869
Preferred stock dividend requirements (A)	4,948		4,151	4,485	4,477	2,430

Total fixed charges	$13,701		$14,269	$14,989	$13,746	$8,041	$16,166	$37,086

Ratio of earnings to fixed charges	(B	)	1.1	2.2	4.8	(B )	(B )	(B )

(A)	The preferred stock dividend requirements of consolidated subsidiaries is included in fixed charges (i.e. the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined. The preferred stock obligations associated with these dividends were repaid in connection with the Transactions.

(B)	In 2001, the period form January 1 through August 10, 2005 , the period from August 11 through December 31, 2005 and the Pro Forma year ended December 31, 2005, the ratio coverage ratio was less than 1:1. The Company would have had to generate additional earnings as summarized below for each of these periods to have achieved a coverage ratio of 1:1.

Additional Earnings
Predecessor Periods:
Twelve Months Ended December 31, 2001	$2,813
Period from January 1 through August 10, 2005	20,757

Successor Period:
Period from August 11 through December 31, 2005	71,144
Pro Forma Period Twelve Months Ended December 31, 2005	49,706